Exhibit 99.9

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated May 28, 2025 relating to the financial statements of Santacruz Silver Mining Ltd. appearing in this Annual Report on Form 40-F for the year ended December 31, 2025.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

May 1, 2026